SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )

                             COBRA ELECTRONICS CORP.
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                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE
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                         (Title of Class of Securities)

                                    191042100
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                                 (CUSIP Number)

                               Julie Richard, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2568
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1            The  remainder  of this cover  page  shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 191042100                       13D          Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    403,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                403,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     403,800
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 191042100                       13D          Page 3 of 7 Pages
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         The  following constitutes the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.
                  -------------------

                  This statement relates to shares (the "Shares") of the common stock, par value $.33 1/3 per share ("Common Stock"), of Cobra Electronics Corporation(the "Issuer"). The principal executive offices of the Issuer are located at 6500 West Cortland Street, Chicago Illinois 60707.

Item 2.           Identity and Background.
                  -----------------------

                  (a) This Statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar (the "Principals").

                  (b) The principal business address of the Reporting Person and the Principals is 536 Pacific Avenue, San Francisco, California 94133.

                  (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

                  (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Reporting Person nor the Principals has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 191042100                      13D          Page 4 of 7 Pages
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                  (f)  The Reporting Person is a limited liability company
organized in Delaware. The Principals are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 403,800 Shares of Common Stock owned beneficially by JANA Partners LLC is $3,047,274. Such Shares of Common Stock were acquired with investment funds in accounts under management.

Item 4.           Purpose of Transaction.
                  ----------------------

                  JANA Partners LLC purchased the Shares based on its belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares of Common Stock at prices that would make the purchase of additional Shares desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  Neither the Reporting Person nor the Principals has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Person intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, JANA Partners LLC may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares of Common Stock or selling some or all of its Shares or changing its intention with respect to any and all matters referred to in Item 4.


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CUSIP No. 191042100                    13D               Page 5 of 7 Pages
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Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 6,226,302 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

                  As of the close of business on September 10, 2001, JANA Partners LLC beneficially owned 403,800 Shares of Common Stock, constituting approximately 6.5% of the Shares outstanding.

                  (b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  ----------------------------------------

                  Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Person and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  None.


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CUSIP No. 191042100                     13D              Page 6 of 7 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 2001                         JANA PARTNERS LLC


                                               By:  /s/ Barry S. Rosenstein
                                                    ----------------------------
                                                    Barry S. Rosenstein
                                                    Managing Member



                                               By:  /s/ Gary Claar
                                                    ----------------------------
                                                    Gary Claar
                                                    Portfolio Manager


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CUSIP No. 191042100                      13D          Page 7 of 7 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

          Shares of Common Stock           Price Per              Date of
                Purchased                   Share($)             Purchase
               -----------                 ----------            ---------

                                JANA PARTNERS LLC
                             -----------------------

                  12,500                    8.03120               7/11/01
                   3,500                    8.34429               7/13/01
                  10,000                    8.53150               7/16/01
                   1,000                    8.54500               7/17/01
                   2,000                    8.53750               7/18/01
                   3,250                    8.53462               7/19/01
                   5,000                    8.53300               7/20/01
                   5,000                    8.53300               7/23/01
                   7,500                    8.50200               7/24/01
                   5,000                    8.42300               7/25/01
                  16,000                    7.48874               7/26/01
                   2,600                    6.34769               7/30/01
                  12,100                    6.29315               7/30/01
                   6,000                    6.58250               7/31/01
                   5,000                    6.44400               7/31/01
                  20,000                    6.54600               8/20/01
                  11,000                    6.40864               8/22/01
                  10,000                    6.53200               8/29/01
                   5,000                    6.53400               8/30/01
                   1,200                    6.61337               8/31/01
                  20,000                    6.66230               9/04/01
                  10,000                    6.66200               9/05/01